K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

February 23, 2024

VIA EDGAR

Mr. Jeffrey Long
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File No. 811-22704

Dear Mr. Long:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received telephonically on January 25, 2024 regarding the Trust’s Annual Report to Shareholders dated April 30, 2023 (the “Annual Report”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 10, 2023, and the Trust’s Form N-CEN, which was filed with the SEC on July 14, 2023 (the “N-CEN”), both of which relate to the Cambria Shareholder Yield ETF, Cambria Foreign Shareholder Yield ETF, Cambria Global Value ETF, Cambria Global Momentum ETF, Cambria Global Asset Allocation ETF, Cambria Value and Momentum ETF, Cambria Global Tail Risk ETF, Cambria Emerging Shareholder Yield ETF, Cambria Tail Risk ETF, Cambria Trinity ETF, Cambria Cannabis ETF, and Cambria Global Real Estate ETF (each, a “Fund” and, collectively, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Annual Report

1.	Comment: The Staff notes that the table on page 29 of the Annual Report, under the Schedule of Investments for the Cambria Global Momentum ETF (“GMOM”), shows total dividends from such investments as $1,039,601, but in the Statement of Operations, on page 52, it states that Dividend Income from Affiliated Investments was $2,993,602. Please explain why these numbers are not the same.

Response: The Registrant has reviewed the figures set forth in the Statement of Operations of the Annual Report and has determined that the numbers in the first two rows in the Investment Income section of the table, under the GMOM column, were inadvertently transposed. Accordingly, GMOM’s Dividend Income from Affiliated Investments should have been recorded as $1,039,601 and GMOM’s Dividend Income from Unaffiliated Investments should have been recorded as $2,993,602. The Registrant has confirmed, however, that the information in GMOM’s Schedule of Investments, including the Dividends column, as well as the other figures in the Statement of Operations table, including GMOM’s Total Investment Income of $4,249,630, are correct.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

February 23, 2024

N-CEN

2.	Comment: Item B.15 of Form N-CEN requires the disclosure of any exemptive orders upon which the Trust relies. Through 2021, the Trust regularly disclosed five such orders. Starting in 2022, we note that the Trust no longer discloses any exemptive orders. Please explain what has changed since 2021.

Response: The Trust notes that the five “exemptive orders” listed through 2021 included two exemptive orders (IC-30340 and IC-30806) and three notices (IC-30302, IC-30286, and IC-30768) related to ETF and Section 12(d)(1) relief that all actively managed ETFs and index-based ETFs needed in place to operate prior to the SEC’s adoption of Rule 6c-11 and Rule 12d1-4. On December 23, 2020, one year after the effective date of Rule 6c-11, the SEC rescinded the ETF specific exemptive relief that was previously granted to ETFs, including the Funds, that are now permitted to operate in reliance on Rule 6c-11. On January 19, 2022, one year after the effective date of Rule 12d1-4, the SEC rescinded the Section 12(d)(1) exemptive relief that was previously granted to ETFs, including the Funds, that are now permitted to rely on Rule 12d1-4. Accordingly, since January 19, 2022, the Trust no longer relies on these, or any other, exemptive orders.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.
Aaron Perkovich